February 4, 2019

Jianghuai Lin
Chief Executive Officer
Taoping Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong 518040
People's Republic of China

       Re: Taoping Inc.
           Registration Statement on Form F-3
           Filed January 22, 2019
           File No. 333-229323

Dear Mr. Lin:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence,
Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Kevin (Qixiang) Sun